SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Provell, Inc.
(Name of Issuer)

Class A Common Stock
Par Value $0.01 per Share

(Title of Class of Securities)

235691102
(CUSIP Number)

December 31, 2001
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[   ] Rule 13d-1(d)

        *The remainder of this cover page shall be filled out for a reporting person's initial filing in this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

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CUSIP No. 235691102		Page 2 of 7 Pages
1		NAME OF REPORTING PERSON/ I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only) Calm Waters Partnership 39-6220593
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Wisconsin, USA
Number of Shares Beneficially Owned by Each Reporting Person With	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 709,375
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 709,375
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 709,375
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES N/A
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9%
12		TYPE OF REPORTING PERSON PN

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CUSIP No. 235691102		Page 3 of 7 Pages
1		NAME OF REPORTING PERSON/ I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only) Richard S. Strong
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Wisconsin, USA
Number of Shares Beneficially Owned by Each Reporting Person With	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 709,375
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 709,375
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 709,375
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES N/A
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9%
12		TYPE OF REPORTING PERSON IN

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CUSIP No. 235691102	Page 4 of 7 Pages

Item 1(a).	Name of Issuer
Provell, Inc.
Item 1(b).	Address of Issuer's Principal Executive Offices
301 Carlson Parkway Suite 201 Minneapolis, Minnesota 55305 USA
Item 2(a). Item 2(b). Item 2(c).	Name of Person Filing Address of Principal Business Office Citizenship

Calm Waters Partnership
(together with Richard S. Strong,
the "Reporting Persons")
c/o Richard S. Strong,
General Partner
100 Heritage Reserve
Menomonee Falls
Wisconsin 53051
(414) 359-3400
A Wisconsin general partnership

Richard S. Strong 100 Heritage Reserve Menomonee Falls Wisconsin 53051 (414) 359-3400 U.S. Citizen
Calm Waters Partnership is a private investment fund owned by Mr. Strong and family members.
Item 2(d).	Title of Class of Securities
Class A Common Stock, Par Value $0.01 per share.

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CUSIP No. 235691102	Page 5 of 7 Pages

Item 2(e).	CUSIP Number
235691102
Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a: N/A
Item 4.	Ownership.
(a) Amount beneficially owned:
See responses to Item 9 of the cover pages(1)
(b) Percent of Class:
See responses to Item 11 of the cover pages(1)
(c) Number of shares as to which such persons have:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: See responses to Item 6 of the cover pages.
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: See responses to Item 8 of the cover pages.

(1)	The beneficial ownership of Common Stock reported by the Reporting Persons consists of:

(i) 468,000 shares of Common Stock owned directly by Calm Waters Partnership and indirectly by Mr. Strong by virtue of the ownership of Calm Waters Partnership by Mr. Strong and other family members; and

(ii) 241,375 shares of Common Stock issuable upon conversion of Series E Preferred Stock (the "Series E Preferred") owned by Calm Waters Partnership. Calm Waters Partnership owns 71,408 shares of Series E Preferred, which were issued at a stated value of $100 per share upon conversion of a convertible note purchased from Provell, Inc. by Calm Waters Partnership in a 2001 private placement. The holders of the Series E Preferred have the right to convert the Series E Preferred into shares of Provell Common Stock at a conversion price of $3.00 per share of Common Stock, subject to adjustment. The terms of the Certificate of Designations, Preferences and Rights of the Series E Preferred provide that the Series E Preferred are convertible into shares of Common Stock by Calm Waters Partnership only to the extent that the number of shares of Common Stock then issuable upon conversion of the Series E Preferred, together with any other shares of Common Stock beneficially owned by the Reporting Persons or any of their affiliates, would not exceed 9.99% of the outstanding shares of Common Stock following such conversion (the "Blocker Provision"). Because of the Blocker Provision, the Series E Preferred owned by Calm Waters Partnership currently may be converted into a maximum of 241,375 shares of Common Stock.

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CUSIP No. 235691102	Page 6 of 7 Pages

Item 5.	Ownership of Five Percent or Less of a Class.
N/A
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
N/A
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
N/A
Item 8.	Identification and Classification of Members of the Group.
N/A
Item 9.	Notice of Dissolution of Group.
N/A
Item 10.	Certifications.

              By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2002	/s/ Richard S. Strong Richard S. Strong

Calm Waters Partnership
Dated: February 12, 2002	By: /s/ Richard S. Strong Richard S. Strong General Partner

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CUSIP No. 235691102	Page 7 of 7 Pages

Exhibit A

JOINT FILING AGREEMENT

         In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees to the joint filing with the other reporting person of a statement on Schedule 13G (including amendments thereto) with respect to the Class A Common Stock, par value $0.01 per share, of Provell, Inc., and that this Agreement be included as an Exhibit to such joint filing.

         This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

         IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 12th day of February, 2002.

Dated: February 12, 2002	/s/ Richard S. Strong Richard S. Strong

Calm Waters Partnership
Dated: February 12, 2002	By: /s/ Richard S. Strong Richard S. Strong General Partner